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                       Filed by Consolidated Edison, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                 Subject Company: Consolidated Edison, Inc. (DE)
                          Commission File No. 333-31390


The following message, beginning on March 13, 2000, will be recorded on The Con Edison/NU Merger Information Line at 1-800-558-5947:

#800 Update - week of March 13, 2000


As you may know, the Securities and Exchange Commission declared the Con Edison/NU joint proxy statement effective on March 1. The proxy statement, including the proxy card, is in the mail to all Con Edison and NU shareholders and all shareholders can expect to receive it momentarily. In addition, the joint proxy statement is available online at www.nu.com under the Investor's Corner.

Your vote on these proposals is very important, so please complete, sign, date and return each proxy card you receive right away. In order to be tabulated, your vote must be received by the date stated on your proxy card(s). If you miss the deadline, your vote will not count.

Market forces tell us that size matters in the new, competitive energy business environment, and we urge you to vote FOR the Con Edison/NU merger. The combined company will have the financial resources that we anticipate will be needed to grow and prosper in the future. This should help increase the efficiency of our operations, enhance our ability to deploy advanced technologies, further strengthen our infrastructure and customer service, and increase shareholder value through growth in earnings. In short, we believe this combination presents greater prospects for a bright future for employees, a solid investment for our shareholders, and a sound business choice for our customers.

The next step involves shareholder approval, and a Special Annual Meeting is scheduled for April 14th. NU shareholders will be voting on two items: 1. To allow NU to amend its declaration of trust to allow a merger with another company. This item must pass for the second to pass.
2. To merge with Con Edison.

Con Edison shareholders will be voting to approve the merger with Northeast Utilities.

Please be sure to complete and return all proxy cards you receive by the due date indicated on the card(s). Every proxy card must be voted for your shares to be represented. Not voting is counted as a "no" vote, so please be sure to vote every proxy you receive. You will receive a separate proxy for shares you own in your 401k plan, Employee Stock Purchase Plan, or through your private holdings.